

July 12, 2013

<u>Via E-Mail</u>

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

> **Re:** **Raytheon Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed April 25, 2013**
> **File No. 001-1369**

Dear Mr. Wajsgras:

We have reviewed your response letter dated May 23, 2013 and have the following comments. All of the comments are in regard to your response to our prior comment 6.

Please respond to this letter within 10 business days. After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 14: Pension and Other Employee Benefits
Defined Benefit Retirement Plan Summary Information, page 108

1. You state that you consider a best estimate range of long-term future returns between the 25th and 75th percentile as "the narrowest range within which the actuary reasonably anticipates that the actual results, compounded over the measurement period, are more likely than not to fall," with reference to Actuarial Standards of Practice 27. Please clarify for us how you evaluate the movement of your point estimate within the developed range over time. That is, please tell us specifically how you consider and weight such movement relative to changes in the other factors you identified in the bullet-point list on page 7 of your response when considering whether a change in your ROA assumption is appropriate.

2. Please tell us in which year you first established 8.75% as the rate to be used for your domestic pension plans and provide us with the supporting calculations and documentation used in that year to establish the best estimate range both overall and by asset class. Please

ensure your response and the documentation provided clearly demonstrate how the range of returns identified by asset class is translated into the overall range of returns used to evaluate the overall ROA assumption.

3. Please provide us the same supporting calculations using your building block method and documentation requested in comment 2 above to support the best estimate ranges on page 7 (overall) and page 9 (by asset class) of your response.

4. Please explain to us in greater detail what the table on the bottom of page 7 of your response conveys.

5. Please tell us the time period you use to analyze historical market returns for purposes of (a) developing ranges of expected returns overall and by asset class, (b) evaluating actual historical plan asset performance and (c) evaluating actual historical returns consistently above or below the selected ROA assumption. For each purpose, please tell us how you determined the most relevant period over which to consider historical market returns in light of the current interest rate and overall capital market environments.

6. Please quantify the changes in the actual pension asset allocation between the date at which you first established 8.75% as the ROA assumption to be used for your domestic pension plans and the current allocation.

7. Please explain to us how you developed the "net alpha adjustment" of 0.5% for 2012 indicated in the portion of the table on the top of page 10 of your response. Also, explain to us how this was factored into the expected returns and 25th to 75th percentile ranges for private equity and absolute return funds shown in the table on page 9 of your response.

8. Please explain to us whether the actual average annual ROA amounts of 9.08% and 8.9% indicated in the paragraph on the top of page 8 of your response represent arithmetic or geometric returns. If arithmetic, provide us with the geometric returns. Also, quantify for us the differences, if material, between the asset allocations underlying these historical returns and the asset allocations underlying your expected return for 2012.

9. In connection with the comment above, please tell us whether the other average historical returns used in your various analyses are based on arithmetic or geometric averages. In addition, explain when and how you use arithmetic versus geometric returns in the various analyses supporting your ROA assumption. Last, provide us with the historical returns that you used in your various analyses.

10. If the best estimate range were to move such that the current 8.75% expected return was no longer within the range, please explain to us how you would determine and select the ROA to be used.

11. Please describe to us your expectation of expected ROA for 2014 and beyond.

12. Please tell us the time horizon over which you expect to provide pension benefits and how this was factored into your ROA determination.

      Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief